

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 5, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

>   RE: Form 10-KSB for the fiscal year ended December 31, 2007
>   Form 10-Q for the period ended March 31, 2008
>   File No. 0-30291

Dear Mr. Flemming:

   We issued comments to you on the above captioned filings on July 2, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by September 19, 2008 addressing these outstanding comments.

   If you do not respond to the outstanding comments by September 19, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

   If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

>   Sincerely,
>
>
>   Rufus Decker
>   Accounting Branch Chief